FILED BY Ameris Bancorp

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: Ameris Bancorp

(Commission File No. 001-13901)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):	January 25, 2019

Ameris Bancorp
(Exact Name of Registrant as Specified in Charter)

Georgia	001-13901	58-1456434
(State or Other	(Commission File Number)	(IRS Employer
Jurisdiction of	Identification No.)
Incorporation)

310 First Street, S.E., Moultrie, Georgia	31768
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(229) 890-1111

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).                Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On January 25, 2019, Ameris Bancorp (the “Company”) issued a press release announcing its unaudited financial results for the quarter and fiscal year ended December 31, 2018. A copy of that press release is attached to this Current Report on Form 8-K (this “Report”) as Exhibit 99.1.

The information contained in this Item 2.02 and in Exhibit 99.1 attached to this Report is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of such section. Furthermore, such information shall not be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended.

Item 7.01	Regulation FD Disclosure.

A copy of the investor presentation material that the Company will present regarding its earnings during the teleconference beginning at 10:00 a.m. Eastern time on January 25, 2019 is attached to this Report as Exhibit 99.2. The investor presentation material is also available on the “Investor Relations” page of the Company’s website (http://www.amerisbank.com).

The information contained in this Item 7.01 and in Exhibit 99.2 attached to this Report is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of such section. Furthermore, such information shall not be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press release dated January 25, 2019.

99.2	Investor presentation dated January 25, 2019.

Cautionary Statements Regarding Forward-Looking Information

This Report contains forward-looking statements, as defined by federal securities laws, including, among other forward-looking statements, certain plans, expectations and goals, and including statements about the benefits of the proposed merger between the Company and Fidelity Southern Corporation (“Fidelity”). Words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, as well as similar expressions, are meant to identify forward-looking statements. The forward-looking statements in this Report are based on current expectations and are provided to assist in the understanding of potential future performance. Such forward-looking statements involve numerous assumptions, risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements, including, without limitation, the following: general competitive, economic, political and market conditions and fluctuations, including, without limitation, movements in interest rates; competitive pressures on product pricing and services; the ability of the Company and Fidelity to consummate the proposed merger or satisfy the conditions to the completion of the proposed merger, including, without limitation, the receipt of required shareholder and regulatory approvals, on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed merger; the businesses of the Company and Fidelity may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with customers, employees or others; diversion of management time to merger-related issues; dilution caused by the Company’s issuance of additional shares of its common stock in connection with the proposed merger; and the success and timing of other business strategies. For a discussion of some of the other risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to the Company’s and Fidelity’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and its subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2017 and its subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made, and neither the Company nor Fidelity undertakes any obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

The Company intends to file a registration statement on Form S-4 with the Securities and Exchange Commission to register the shares of the Company’s common stock that will be issued to Fidelity’s shareholders in connection with the proposed merger transaction. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission on its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company on its website at http://www.AmerisBank.com and by Fidelity on its website at www.FidelitySouthern.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of the Company and Fidelity are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed merger transaction. Free copies of these documents may be obtained as described above.

Participants in the Merger Solicitation

The Company and Fidelity, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the Company’s shareholders and Fidelity’s shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of the Company and Fidelity and other persons who may be deemed participants in the solicitation of the Company’s shareholders and Fidelity’s shareholders will be included in the joint proxy statement/prospectus for the Company’s meeting of shareholders and Fidelity’s meeting of shareholders, which will be filed by the Company with the Securities and Exchange Commission. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock can also be found in the Company’s definitive proxy statement in connection with its 2018 annual meeting of shareholders, as filed with the Securities and Exchange Commission on April 2, 2018, and other documents subsequently filed by the Company with the Securities and Exchange Commission. Information about Fidelity’s directors and executive officers and their ownership of Fidelity common stock can also be found in Fidelity’s definitive proxy statement in connection with its 2018 annual meeting of shareholders, as filed with the Securities and Exchange Commission on April 3, 2018, and other documents subsequently filed by Fidelity with the Securities and Exchange Commission. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the Securities and Exchange Commission when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERIS BANCORP

By:	/s/ Nicole S. Stokes
Nicole S. Stokes
Executive Vice President and Chief Financial Officer

Date: January 25, 2019